[LETTERHEAD OF ASARCO INCORPORATED]


                                       October 8, 1999

 Douglas C. Yearley
 Phelps Dodge Corporation
 2600 North Central Avenue
 Phoenix, Arizona  85004-3014

                Re:  Phelps Dodge/Asarco Merger Agreement

 Dear Doug:

           Reference is made to the Agreement and Plan of Merger, dated as of October 5, 1999 (the "Merger Agreement"), among Phelps Dodge Corporation ("Phelps Dodge"), AAV Corporation and ASARCO Incorporated ("ASARCO").

           Pursuant to Section 5.9(b) of the Merger Agreement, you are hereby advised that the Board of Directors of ASARCO met on October 8, 1999 to consider the revised proposal from Grupo MExico, a copy of which we sent to you yesterday. At the meeting, the ASARCO Board of Directors considered, together with advice from its financial and legal advisors, (i) the terms of Grupo MExico's revised offer, (ii) ASARCO's rights and obligations under the Merger Agreement and (iii) its fiduciary duties to stockholders of ASARCO under applicable law. At the October 8, 1999 meeting, in accordance with the terms of the Merger Agreement, the Board of Directors determined in good faith, after consultation with its legal and financial advisors, that it was necessary in order to comply with its fiduciary duties under applicable law (x) to modify its recommendation of the Phelps Dodge Offer and Merger, and (y) if necessary, to furnish information to Grupo MExico pursuant to a customary confidentiality agreement and to participate in discussions or negotiations regarding the Grupo MExico revised proposal.

                               Sincerely,


                               Francis R. McAllister


 cc:  David W. Heleniak
         Shearman & Sterling

      Michael W. Blair
        Debevoise & Plimpton